UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-39177

Sound Group Inc.

(Exact Name of Registrant as Specified in Its Charter)

60 Anson Road,

Mapletree Anson,

#09-01/02,

Singapore 079914

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒      Form 40-F ☐

Sound Group Inc. Granted Exception by Nasdaq Staff Regarding Form 20-F Filing

Sound Group Inc. (“Sound Group” or the “Company”) (NASDAQ: SOGP), formerly known as LIZHI INC., a global audio-centric social and entertainment company, today announced that it has been granted an exception by Nasdaq Staff regarding its Form 20-F filing for the period ended December 31, 2023.

On May 17, 2024, Nasdaq Staff notified the Company of non-compliance with Nasdaq’s filing requirements set forth in Listing Rule 5250(c)(1) due to the absence of its Form 20-F filing for the period ended December 31, 2023. However, following a comprehensive review and assessment of the materials submitted by the Company on July 11, 2024, Nasdaq Staff has determined to grant an exception to enable the Company to regain compliance with the Rule.

The terms of the exception require the Company to file the Form 20-F by November 11, 2024, as mandated by the Rule. In the event that Sound Group fails to meet these terms, Nasdaq Staff will issue written notification regarding the potential delisting of the Company’s securities. At such time, the Company retains the right to appeal Nasdaq Staff’s determination to a Hearings Panel.

Sound Group reaffirms its dedication to maintaining the highest standards of corporate governance and transparency as it progresses towards regaining compliance with Nasdaq listing requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sound Group Inc.

Date: July 26, 2024	By:	/s/ Jinnan (Marco) Lai
		Name:	Jinnan (Marco) Lai
		Title:	Chief Executive Officer, Director